FILE NO.70-8875

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                                    FORM U-1
     APPLICATION/DECLARATION WITH RESPECT TO (1) PROPOSED REVOLVING CREDIT FACILITY FOR NORTHEAST UTILITIES ("NU"), THE CONNECTICUT LIGHT AND POWER
   COMPANY ("CL&P") AND WESTERN MASSACHUSETTS ELECTRIC COMPANY ("WMECO") AND
    (2) INCREASES AND EXTENSIONS OF SHORT-TERM BORROWING LIMITS OF NU, CL&P,
                WMECO, PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE,
                 HOLYOKE WATER POWER COMPANY AND NORTH ATLANTIC
                               ENERGY CORPORATION
                                     UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

         Northeast Utilities                  The Connecticut Light
Western Massachusetts Electric Company          and Power Company
        174 Brush Hill Avenue                   107 Selden Street
    West Springfield, MA 01090-0010              Berlin, CT 06037

    Holyoke Water Power Company        Public Service Company of New Hampshire
             Canal Street                 North Atlantic Energy Corporation
            Holyoke, MA 01040                     1000 Elm Street


         (Name of companies filing this statement and addresses of principal executive offices)

                              NORTHEAST UTILITIES
                    (Name of top registered holding company)

                              Robert P. Wax, Esq.
                 Vice President, Secretary and General Counsel
                      Northeast Utilities Service Company
                               107 Selden Street
                                Berlin, CT 06037
                    (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

|     Jeffrey C. Miller, Esq.          |               David R. McHale                    |     Richard C. MacKenzie, Esq.       |
|    Assistant General Counsel         |        Assistant Treasurer - Finance             |         Day, Berry & Howard          |
|Northeast Utilities Service Company   |     Northeast Utilities Service Company          |             CityPlace I              |
|        107 Selden Street             |              107 Selden Street                   |       Hartford, CT 06103-3499        |
|        Berlin, CT 06037              |              Berlin, CT 06037                    |                                      |

        The Application/Declaration in this proceeding (the "Application") is hereby amended as follows:

        1. Paragraph 2 is amended to change the maximum borrowing limit of NU under the Facility to $150 million.

        2. Paragraph 5 is amended to delete the last sentence thereof since the terms of the Facility will not include a provision of the kind described in that sentence.

        3. Paragraph 32 is amended to correct a typographical error in one date (i.e. to change from "December 31, 1997" to "December 31, 1996" the financial planning assumption with respect to Millstone Unit 3 on which the projections filed with the Application were based.

        4.     The following exhibits are filed herewith:

               B.1     Form of Credit Agreement.
               F.      Opinion of Counsel.
               K.      Schedule of Fees, Commissions and Expenses.


SIGNATURES

        Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned have duly caused this Amendment to be signed on behalf of each of them by the undersigned thereunto duly authorized.

Date:   October 30, 1996
                                        NORTHEAST UTILITIES
                                        THE CONNECTICUT LIGHT & POWER COMPANY
                                        WESTERN MASSACHUSETTS ELECTRIC
                                          COMPANY
                                        PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
                                        HOLYOKE WATER POWER COMPANY
                                        NORTH ATLANTIC ENERGY CORPORATION

                                        By: Day, Berry & Howard
                                            CityPlace I
                                            Hartford, Connecticut 06103-3499
                                            Their Attorneys



                                        By:    /s/Richard C. MacKenzie
                                        Richard C. MacKenzie
                                        A Partner